Contact

www.linkedin.com/in/manthan-shah-12b38a45 (LinkedIn)

Top Skills

Market Research
Financial Analysis
Management Consulting

Languages

Hindi
Gujarati
English

Manthan Shah

Co-founder at Gullak(YC S22) | Ex-Juspay
Bengaluru, Karnataka, India

Summary

Product, People and Hustle.
Part of UPI growth story since early days, worked closely with NPCI, Banks, Large Merchants.
Built innovative and industry first authentication and security solution for cards ecosystem.

Experience

Gullak Money
Co-Founder
November 2021 - Present (1 year 2 months)

JUSPAY
5 years 6 months

Head - Cards & 1-click products
November 2019 - November 2021 (2 years 1 month)
Bengaluru, Karnataka, India

- Co-created VISA Safe Click - the first 1-click card authentication solution for Ecom payments in India, improving transaction conversion from 75% to 94%, launched in Flipkart, Phonepe, Ola etc
- Led Juspay Token Vault(India's First Card Tokenization) product, used by large merchants - Airtel, MMT, BMS+. Driven the solutioning and roadmap by closely working with all 3 major networks

Senior Product Manager
January 2018 - October 2019 (1 year 10 months)
Bengaluru, Karnataka, India

Driven roadmap of Express Checkout Product and built the early end to end payments stack which is now launched in Ola, Bigbasket, Tata etc.

Product Manager
June 2016 - December 2017 (1 year 7 months)
Bengaluru Area, India

Worked on UPI stack for Axis bank.

Worked on BHIM(UPI app) - Launched by Prime Minister which had 10 mn downloads in 10 days. Managed for 10 months.

Juspay Technologies Pvt Ltd
Growth Analyst (Summer Intern)
May 2015 - July 2015 (3 months)
Bengaluru Area, India

Dexter Consultancy Pvt. Ltd.
2 years 5 months

Research Associate
August 2012 - April 2014 (1 year 9 months)
Ahmedabad

Associate (Internship)
December 2011 - July 2012 (8 months)

Education

Indian Institute of Technology, Kharagpur
Master of Business Administration (MBA) · (2014 - 2016)

Gujarat Technological University, Ahmedbabd
Bachelor of Engineering (BE), Computer Engineering · (2008 - 2012)